Exhibit 99-3
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                               Koor Industries Ltd
                          (Hereinafter: "The Company")
 Announcement of convening of Extraordinary General Meeting of Shareholders of
                                  the Company



Notice is hereby given that on Monday, September 24, 2007, at 10:00 am an Extraordinary General Meeting of the Company's shareholders will be held at the head office of the IDB Group, Azrieli Center 3, Triangle Tower, 41st Floor, Tel-Aviv 67023. If the meeting is postponed, it will take place on Sunday, September 30, 2007 at the same time and the same place.

Agenda and  summary of proposed resolution:
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To approve, in accordance with the requirements of section 273 of the Companies
Law, 5759 - 1999 (the "Companies Law"), and pursuant to the approval of the Audit Committee and Board of Directors of the Company, the contract of the Company with Clal Tourism Ltd ("Clal Tourism"), a subsidiary of IDB Development Corporation Ltd ("IDB Development") which holds 52.2% of the company's equity, directly and indirectly through Discount Investment Corporation Ltd ("DIC"), to pay a one-time grant of NIS 2.7 million to Mr. Rafi Bisker, a director of the company, or to a company under his control (in which case the grant will be paid together with VAT as legally required) ("the Grant"), whereby the Company's share of the said grant payment shall be NIS 945 thousand and the share of Clal Tourism shall be NIS 1,755 thousand (and in the event of a payment to a company controlled by Mr. Rafi Bisker, VAT shall be added as required in law), hereinafter "the Company's Share in the Grant" and "the Share of Clal Tourism in the Grant", respectively, in respect of the joint transaction for the sale of all the holdings (56.5%) in Sheraton Moriah (Israel) Ltd. to Azorim Tourism Ltd., and the sale of all the holdings of Clal Tourism in Accor-Clal Hotels Israel (1995) Ltd. and in Accor-Clal Hotel Management Israel Ltd. to Azorim Tourism Ltd. Mr. Rafi Bisker serves, inter alia, as a director of the Company, of IDB Development and DIC.
Payment of the Company's share of the grant is subject to approval of Clal Tourism's share of the grant by the competent bodies of IDB Development and Clal Tourism, and to payment of Clal Toursim's share of the grant.
For further information concerning payment of the grant, including the method of determining the grant, the bodies that approved the grant, approval dates and the reasons given, see the Immediate Report that the Company issued on extraordinary transactions with officeholders, and see also Immediate Report that the Company issued concerning the application of article 1(4) to the Company Regulations (Dispensations in Transactions with Interested Parties), 5760 - 2000 ("Report on Dispensations").

The majority required to approve the above proposed resolution is an ordinary
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majority of more than 50% of the total votes cast at this Meeting without taking into account abstentions.
If one or more shareholders, who hold at least one percent of the Company's issued share capital or voting rights, shall inform in writing of his/her opposition to the grant of the said dispensation not later than fourteen days from the date the Company published the Report on Dispensations, then in accordance with the provisions of sections 270(4) and 275 of the Companies Law, the Company shall issue an Immediate Report convening a General Meeting in accordance with the Securities Regulations (Transaction Between a Company and a Controlling Shareholder), 5761 - 2001, and the required majority to approve the grant shall be a special majority as stipulated in section 275 of the Companies Law.

The determining date for entitlement of shareholders to vote in the General Meeting in accordance with section 182(B) of the Companies Law is September 11, 2007 ("the Determining Date"). Someone who is a shareholder at the determining date shall be entitled to participate in the General Meeting and to vote in person or through a proxy by way of a written proxy submitted at the Company's registered office not later than forty-eight (48) hours before the date of the vote, subject to proof of ownership of the shares at the determining date as required in law.

The Meeting can only start if there shall be a legal quorum to open the debate. A quorum is attendance (in person or by proxy) of at least two shareholders, who together hold at least one third of the Company's voting rights, within half an hour of the time set for the opening of the Meeting. If after half an hour from the time set for the start of the Meeting there is no legal quorum, the Meeting shall be postponed by one week and will take place on September 30, 2007 at the same time and the same place. The legal quorum for the opening of the postponed Meeting shall be the presence of at least two shareholders (in person or by proxy), not subject to a proportion of the voting rights they hold in the Company.

The full text of the proposed resolutions may be viewed at the office of the Company Secretary, Adv. Shlomo Heller, at the Company's offices, Azrieli Center 3, Triangle Tower, 43rd Floor, Tel-Aviv 67023 (tel: 03-6075107) Sunday - Thursday, between 8:00am and 4:00pm.


                                                      Adv. Shlomo Heller
                                                      Company Secretary